CURRENCYWORKS INC.

561 Indiana Court

Los Angeles, CA 90291

April 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	CurrencyWorks Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-255477

In connection with the Company’s Registration Statement on Form S-3, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. (Eastern time), Tuesday, May 4, 2021 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.Yours truly,

CURRENCYWORKS INC.

/s/ Bruce Elliott
Bruce Elliott
President